UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

            Nelnet, Inc.
(Name of Issuer)

         Class A Common Stock
(Title of Class of Securities)

            64031N 10 8
(CUSIP Number)

Michael S. Dunlap
c/o Nelnet, Inc.
121 South 13th Street, Suite 100
Lincoln, Nebraska 68508
            (402) 458-2370
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

         09/05/2019
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64031N 10 8

1)	Names of Reporting Persons.

Dunlap, Michael S.

2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)    [ ]
(b)    [ ]

3)    SEC Use Only

4)    Source of Funds (See Instructions)                    OO

5)    Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)	Citizenship or Place of Organization

United States

Number of        7) Sole Voting Power            2,214,603 (1)
Shares
Beneficially
Owned            8) Shared Voting Power            15,529,240 (2)
by Each
Reporting
Person            9) Sole Dispositive Power        2,214,603 (1)
With:

10) Shared Dispositive Power        15,529,240 (2)

11)    Aggregate Amount Beneficially
Owned by Each Reporting Person                17,743,843

12)	Check if the Aggregate Amount in Row (11)
Excludes Certain Shares (See Instructions)                [ ]

13)    Percent of Class Represented by Amount in Row (11)        44.9% (3)

14)	Type of Reporting Person (See Instructions) IN HC

(1)
Includes (i) 110,169 shares of Class B common stock (which shares are convertible into the same number of shares of Class A common stock at the option of the holder at any time, with each share of Class A common stock having one vote and each share of Class B common stock having ten votes on all matters to be voted upon by the issuer’s shareholders), which number of shares of Class B common stock reflects an annuity distribution of 8,970 shares of Class B common stock to Michael S. Dunlap on August 27, 2019 from a grantor retained annuity trust (“GRAT”) established by Mr. Dunlap in 2003 as discussed below, a contribution by Mr. Dunlap of 1,100,000 shares of Class B common stock on September 5, 2019 to Dunlap Holdings, LLC, a family limited liability company controlled by Mr. Dunlap, and a contribution by Mr. Dunlap of 100 shares of Class B common stock on September 6, 2019 to a dynasty trust established by Mr. Dunlap in 2019; (ii) 54,860 shares of Class B common stock owned by Mr. Dunlap’s spouse, which number of shares of Class B common stock reflects a contribution by Mr. Dunlap’s spouse of 500,000 shares of Class B common stock on September 5, 2019 to Dunlap Holdings, LLC, and a contribution by Mr. Dunlap’s spouse of 100 shares of Class B common stock on September 6, 2019 to a dynasty trust established by Mr. Dunlap’s spouse in 2019; and (iii) 2,049,574 shares of Class A common stock held by Mr. Dunlap, who is the Executive Chairman of the Board of Directors of the issuer.

(2)
Includes (i) a total of 1,600,000 shares of Class B common stock held by Dunlap Holdings, LLC, which is controlled by Mr. Dunlap, and which shares were contributed to Dunlap Holdings, LLC by Mr. Dunlap and his spouse on September 5, 2019 as discussed above (Dunlap Holdings, LLC is included as an additional reporting person in this filing); (ii) 1,586,691 shares of Class B common stock owned by Union Financial Services, Inc. (“UFS”), of which Mr. Dunlap is chairman, president, and treasurer and owns 50% of the outstanding capital stock, of which Shelby J. Butterfield is the other director, and of which the Butterfield Family Trust, an estate planning trust for the family of Stephen F. Butterfield, the former Vice Chairman of the Board of Directors and significant shareholder of the issuer who passed away on April 16, 2018, and for which trust Whitetail Rock Capital Management, LLC (“WRCM”), a majority owned subsidiary of the issuer, serves as investment adviser with respect to shares of the issuer’s stock held therein, including shares of the issuer’s stock held by such trust indirectly through UFS, owns the remaining 50% of the outstanding capital stock (UFS is included as an additional reporting person in this filing); (iii) 889,660 shares of Class B common stock held by Union Bank and Trust Company (“Union Bank”), of which Mr. Dunlap is a director and a significant shareholder through Farmers & Merchants Investment Inc. (“F&M”), as trustee for a GRAT established by Mr. Dunlap in 2003, which number of shares of Class B common stock reflects an annuity distribution on August 27, 2019 from such GRAT to Mr. Dunlap of 8,970 shares of Class B common stock under the terms of such GRAT; (iv) a total of 2,442,784 shares of Class B common stock held in four separate GRATs established by Mr. Dunlap in 2011 (collectively, the “2011 GRATs”), three separate dynasty trusts established by Mr. Dunlap in 2011, and three separate post annuity irrevocable trusts established under two separate other GRATs in connection with the expiration of the annuity terms of such GRATs that were established by Mr. Dunlap in 2011 (with the four 2011 GRATs, the three separate dynasty trusts, and the three separate post annuity irrevocable trusts collectively referred to as the “2011 Trusts”), for which 2011 Trusts WRCM serves as investment adviser; (v) a total of 2,445,040 shares of Class B common stock held in six separate GRATs established by Mr. Dunlap’s spouse in 2015, for which WRCM serves as investment adviser; (vi) a total of 1,002,630 shares of Class B common stock held in twelve separate GRATs established in 2015 by Shelby J. Butterfield and Stephen F. Butterfield, for which GRATs WRCM serves as investment adviser; (vii) 688,089 shares of Class B common stock held by the Butterfield Family Trust, for which trust WRCM serves as investment adviser with respect to shares of the issuer’s stock held therein, which number of shares of Class B common stock reflects the conversion of 90,000 shares of Class B common stock by the Butterfield Family Trust into 90,000 shares of Class A common stock and the disposition thereof to the issuer on June 17, 2019; (viii) a total of 36,089 shares of Class B common stock held by separate trusts established under the agreement for the restated Stephen F. Butterfield Revocable Living Trust, for which trusts WRCM serves as investment adviser with respect to shares of the issuer’s stock held therein, which number of shares of Class B common stock reflects distributions on June 17, 2019 and June 21, 2019 of a total of 99,243 shares of Class B common stock from the restated Stephen F. Butterfield Revocable Living Trust directly to the beneficiaries thereof pursuant to the terms thereof, and distributions on June 21, 2019 of a total of 36,089 shares of Class B common stock from the restated Stephen F. Butterfield Revocable Living Trust to separate trusts established under the agreement for the restated Stephen F. Butterfield Revocable Living Trust, pursuant to the terms thereof; (ix) 52,995 shares of Class B common stock held by a charitable lead annuity trust (“CLAT”) established by Stephen F. Butterfield, for which CLAT WRCM serves as investment adviser; (x) a total of 300 shares of Class B common stock held in increments of 100 shares by each of Mr. Dunlap’s three adult sons; (xi) a total of 7,358 shares of

Class A common stock held in various increments by each of Mr. Dunlap’s three adult sons; and (xii) a total of 200 shares of Class B common stock held in increments of 100 shares by each of two separate dynasty trusts established by each of Mr. Dunlap and his spouse in 2019 and to which such shares were contributed by Mr. Dunlap and his spouse on September 6, 2019 as discussed above. Also includes shares that are owned by entities that Mr. Dunlap may be deemed to control, consisting of: (a) a total of 142,112 shares of Class A common stock held by Union Bank (as of December 31, 2018) as trustee under a certain charitable remainder unitrust (“CRUT”) and a certain other irrevocable trust established by Jeffrey R. Noordhoek, Chief Executive Officer of the issuer; (b) a total of 204,108 shares of Class B common stock held by Union Bank as trustee under five separate irrevocable trusts established upon the expiration in 2013 of the annuity term of a GRAT previously established by Mr. Butterfield; (c) a total of 3,625,999 shares of Class A common stock held by Union Bank (as of December 31, 2018) in individual accounts for Angela L. Muhleisen, a sister of Mr. Dunlap, her spouse Dan D. Muhleisen, her adult daughter, and her adult son; (d) 24,000 shares of Class A common stock held by Union Bank (as of December 31, 2018) as trustee for a charitable foundation; (e) 30,000 shares of Class A common stock held by Union Bank (as of December 31, 2018) for its profit sharing plan; and (f) a total of 751,185 shares of Class A common stock held for the accounts of miscellaneous trusts, IRAs, and investment accounts at Union Bank (as of December 31, 2018) as part of Union Bank’s commercial bank operations, which number of shares of Class A common stock includes a total of 402,297 shares of Class A common stock held in various accounts for Deborah Bartels, a sister of Mr. Dunlap, her spouse, and certain trusts established by Ms. Bartels and her spouse. Mr. Dunlap disclaims beneficial ownership of the shares discussed above except to the extent that Mr. Dunlap actually has or shares voting power or investment power with respect to such shares, and the reporting thereof shall not be construed as an admission that Mr. Dunlap is a beneficial owner of such shares.

(3)	This percentage reflects issuer repurchases of shares of Class A common stock during 2019, and a resulting reduction in the number of outstanding shares of Class A common stock.

CUSIP No. 64031N 10 8

1)	Names of Reporting Persons.

Union Financial Services, Inc.

2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)    [ ]
(b)    [ ]

3)    SEC Use Only

4)    Source of Funds (See Instructions)                    OO

5)    Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)	Citizenship or Place of Organization

Nevada

Number of        7) Sole Voting Power                0
Shares
Beneficially
Owned            8) Shared Voting Power            1,586,691 (1)
by Each
Reporting
Person            9) Sole Dispositive Power            0
With:

10) Shared Dispositive Power        1,586,691 (1)

11)    Aggregate Amount Beneficially
Owned by Each Reporting Person                1,586,691

12)	Check if the Aggregate Amount in Row (11)
Excludes Certain Shares (See Instructions)                [ ]

13)    Percent of Class Represented by Amount in Row (11)        5.3% (2)

14)	Type of Reporting Person (See Instructions) CO HC

(1)
Represents a total of 1,586,691 shares of Class B common stock (which shares are convertible into the same number of shares of Class A common stock at the option of the holder at any time, with each share of Class A common stock having one vote and each share of Class B common stock having ten votes on all matters to be voted upon by the issuer's shareholders) owned by Union Financial Services, Inc. (“UFS”), of which Michael S. Dunlap, Executive Chairman of the Board of Directors and a significant shareholder of the issuer, is chairman, president, and treasurer and owns 50% of the outstanding capital stock, of which Shelby J. Butterfield is the other director, and of which the Butterfield Family Trust, an estate planning trust for the family of Stephen F. Butterfield, the former Vice Chairman of the Board of Directors and significant shareholder of the issuer who passed away on April 16, 2018, owns the remaining 50% of the outstanding capital stock. Such shares of Class B common stock owned by UFS are also reported herein as beneficially owned by Mr. Dunlap.

(2)	This percentage reflects issuer repurchases of shares of Class A common stock during 2019, and a resulting reduction in the number of outstanding shares of Class A common stock.

CUSIP No. 64031N 10 8

1)	Names of Reporting Persons.

Dunlap Holdings, LLC

2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)    [ ]
(b)    [ ]

3)    SEC Use Only

4)    Source of Funds (See Instructions)                    OO

5)    Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)	Citizenship or Place of Organization

Nebraska

Number of        7) Sole Voting Power                0
Shares
Beneficially
Owned            8) Shared Voting Power            1,600,000 (1)
by Each
Reporting
Person            9) Sole Dispositive Power            0
With:

10) Shared Dispositive Power        1,600,000 (1)

11)    Aggregate Amount Beneficially
Owned by Each Reporting Person                1,600,000

12)	Check if the Aggregate Amount in Row (11)
Excludes Certain Shares (See Instructions)                [ ]

13)    Percent of Class Represented by Amount in Row (11)        5.3%

14)	Type of Reporting Person (See Instructions) OO HC

(1)
Represents a total of 1,600,000 shares of Class B common stock (which shares are convertible into the same number of shares of Class A common stock at the option of the holder at any time, with each share of Class A common stock having one vote and each share of Class B common stock having ten votes on all matters to be voted upon by the issuer's shareholders) owned by Dunlap Holdings, LLC, a family limited liability company which is controlled by Michael S. Dunlap, Executive Chairman of the Board of Directors and a significant shareholder of the issuer, which reflects contributions to Dunlap Holdings, LLC on September 5, 2019 of 1,100,000 shares of Class B common stock by Mr. Dunlap and 500,000 shares of Class B common stock by Mr. Dunlap’s spouse. The total of 1,600,000 shares of Class B common stock owned by Dunlap Holdings, LLC is also reported herein as beneficially owned by Mr. Dunlap.

Explanatory Note
This Amendment No. 7 to Statement on Schedule 13D (this “Amendment No. 7”) amends and supplements the Statement on Schedule 13D filed by Michael S. Dunlap on February 5, 2016 (the “Original Schedule 13D”), as previously amended by Amendment No. 1 to Statement on Schedule 13D filed by Mr. Dunlap on January 24, 2017 (“Amendment No. 1”), Amendment No. 2 to Statement on Schedule 13D filed by Mr. Dunlap and Union Financial Services, Inc. (“UFS”) as an additional reporting person, whose shares of the issuer have continuously been reported in this Schedule 13D as beneficially owned by Mr. Dunlap, on November 16, 2017 (“Amendment No. 2”), Amendment No. 3 to Statement on Schedule 13D filed by Mr. Dunlap and UFS on February 12, 2018 (“Amendment No. 3”), Amendment No. 4 to Statement on Schedule 13D filed by Mr. Dunlap and UFS on February 13, 2019 (“Amendment No. 4”), Amendment No. 5 to Statement on Schedule 13D filed by Mr. Dunlap and UFS on March 22, 2019 (“Amendment No. 5”), and Amendment No. 6 to Statement on Schedule 13D filed by Mr. Dunlap and UFS on April 15, 2019 (“Amendment No. 6,” and taken together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and this Amendment No. 7, the “Schedule 13D”). Capitalized terms used but not defined in this Amendment No. 7 shall have the meanings previously given to them in the Schedule 13D.
Neither Mr. Dunlap nor UFS has effected any material acquisition or disposition of beneficial ownership of securities of the issuer, and there has been no material change in the number of securities of the issuer reported as beneficially owned by either Mr. Dunlap or UFS, since the filing of Amendment No. 6. The principal purpose of this Amendment No. 7 is to report contributions on September 5, 2019 by Mr. Dunlap and his spouse of a total of 1,600,000 shares of Class B common stock to Dunlap Holdings, LLC, a family limited liability company controlled by Mr. Dunlap, which 1,600,000 shares of Class B common stock now held by Dunlap Holdings, LLC continue to be reported in this Amendment No. 7 as beneficially owned by Mr. Dunlap, and to add Dunlap Holdings, LLC as a new additional reporting person since, as a result of the contributions of a total of 1,600,000 shares of Class B common stock to Dunlap Holdings, LLC by Mr. Dunlap and his spouse on September 5, 2019, Dunlap Holdings, LLC beneficially owns more than five percent of the class of securities to which this Schedule 13D relates. In addition, this Amendment No. 7 updates, as of September 6, 2019, certain other previously reported information with respect to Mr. Dunlap, including information in the footnotes to Rows 7) through 10) on the cover page with respect to Mr. Dunlap, to reflect certain additional estate planning transactions by Mr. Dunlap and his spouse related to Dunlap Holdings, LLC but not affecting the total number of shares of the issuer reported herein as beneficially owned by Mr. Dunlap or Dunlap Holdings, LLC, as well as to reflect certain other changes in previously reported information since the filing of Amendment No. 6 on April 15, 2019. Except as set forth in this Amendment No. 7, the information in the Original Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, and Amendment No. 6, remains unchanged. The filing of this Amendment No. 7 shall not be construed to be an admission by any of the reporting persons that a material change has occurred in the facts set forth in the Schedule 13D or that this Amendment No. 7 is required under Rule 13d-2 of the Securities Exchange Act of 1934 (the “Act”).

Item 2.	Identity and Background.
Item 2 is amended and restated to read as follows:

(a)
This Schedule 13D is being filed by Michael S. Dunlap, UFS, a Nevada corporation, and Dunlap Holdings, LLC, a Nebraska limited liability company controlled by Mr. Dunlap. Mr. Dunlap is chairman, president, and treasurer and owns 50% of the outstanding capital stock of UFS, Shelby J. Butterfield is the other director of UFS, and the Butterfield Family Trust, an estate planning trust for the family of Stephen F. Butterfield, the former Vice Chairman of the Board of Directors and significant shareholder of the issuer who passed away on April 16, 2018, owns the remaining 50% of the outstanding capital stock of UFS.

(b)
Mr. Dunlap’s business address is 121 South 13th Street, Suite 100, Lincoln, Nebraska 68508. The business address of UFS is 502 East John Street, Carson City, Nevada 89706. Ms. Butterfield’s business address is c/o Gallagher & Kennedy, 2575 East Camelback Road, Phoenix, Arizona 85016. The business address of Dunlap Holdings, LLC is 233 South 13th Street, Suite 1400, Lincoln, Nebraska 68508.

(c)
Mr. Dunlap’s present principal occupation is serving as Executive Chairman of the Board of Directors of the issuer of the securities to which this statement relates. The issuer is a diverse company with a focus on delivering education-related products and services and loan asset management. The issuer’s largest operating businesses engage in student loan servicing; education technology, services, and payment processing; and communications. A significant portion of the issuer’s revenue is net interest income earned on a portfolio of federally insured student loans. The address of the issuer’s principal executive offices is set forth under Item 1 in the Original Schedule 13D and incorporated herein by reference. The principal business of UFS is to provide financial services and to purchase, sell, trade, and invest in securities. Ms. Butterfield’s present principal occupation is managing family assets and investments and serving as personal representative of the estate of Stephen F. Butterfield. The principal business of Dunlap Holdings, LLC is to serve as a family limited liability company holding shares of Class B common stock of the issuer.

(d)	None of the reporting persons nor Ms. Butterfield has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of the reporting persons nor Ms. Butterfield has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Dunlap and Ms. Butterfield are United States citizens. UFS is incorporated under the laws of the State of Nevada. Dunlap Holdings, LLC is organized under the laws of the State of Nebraska.

Item 3.	Source and Amount of Funds or Other Consideration.
Item 3 is amended and restated to read as follows:
No monetary consideration was paid in connection with (i) the contribution of the total of 1,200,000 shares of Class B common stock to the Butterfield GRATs by Mr. Butterfield and Ms. Butterfield; (ii) the contribution of 70,286 shares of Class B common stock by Mr. Butterfield to a CLAT; (iii) the transfer of 778,089 shares of Class B common stock to the Butterfield Family Trust; (iv) the transfer of 135,332 shares of Class B common stock to the restated Stephen F. Butterfield Revocable Living Trust; or (v) the transfer of 50% of the outstanding capital stock of UFS, which holds 1,586,691 shares of Class B common stock, to the Butterfield Family Trust, each as described in Item 4 below and incorporated by reference herein. In connection with the contributions by Mr. Dunlap and his spouse of a total of 1,600,000 shares of Class B common stock to Dunlap Holdings, LLC, as described in Item 4 below and incorporated by reference herein, Dunlap Holdings, LLC issued to Mr. Dunlap and his spouse units representing in total 100% of the voting and economic interests in Dunlap Holdings, LLC.
No funds of any of the reporting persons were used in connection with the issuer’s repurchases of its shares of Class A common stock, as described in Item 4 below and incorporated by reference herein, or as otherwise publicly disclosed by the issuer.

Item 4.	Purpose of Transaction.
Item 4 is amended and restated to read as follows:
In December 2015, Stephen F. Butterfield and his spouse Shelby J. Butterfield contributed a total of 1,200,000 shares of Class B common stock to twelve separate grantor retained annuity trusts (“GRATs”) established by Mr. Butterfield and Ms. Butterfield on December 18, 2015 (the “Butterfield GRATs”). On January 3, 2017, Mr. Butterfield contributed 70,286 shares of Class B common stock to a charitable lead annuity trust (“CLAT”). Such transactions were conducted for tax and estate planning purposes. Whitetail Rock Capital Management, LLC (“WRCM”) was selected by Mr. Butterfield and Ms. Butterfield to serve as investment adviser for the Butterfield GRATs and the CLAT due in part to

Mr. Butterfield’s familiarity, as Vice Chairman of the Board of Directors of the issuer, with WRCM, a majority owned subsidiary of the issuer and registered as an investment adviser under Section 203 of the Investment Advisers Act of 1940. Mr. Butterfield passed away on April 16, 2018. Under the Butterfield GRATs and the CLAT, annuity payments are made to Ms. Butterfield and Mr. Butterfield’s estate, and a charitable organization, respectively, and such annuity payments may be in the form of shares of Class B common stock. The number of shares of Class B common stock to be distributed as an annuity payment is based in part on the market price of the Class A common stock on the distribution date and therefore cannot be calculated until the date of the distribution. In addition to shares of Class B common stock, annuity payments (and their associated timing) may be based upon, and include, amounts generated from the holdings of the Butterfield GRATs and the CLAT, including, among other things, dividends paid or payable with respect to the shares of Class B common stock held in the Butterfield GRATs and the CLAT. In addition, the Butterfield GRATs and the CLAT may in the future determine to otherwise acquire or dispose of securities of the issuer, but as of the date hereof there are no such plans or proposals.
On November 7, 2017, the issuer reported in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017 that during the nine months ended September 30, 2017 the issuer repurchased a total of 1,363,571 shares of its Class A common stock under its publicly disclosed stock repurchase program. As a result of such issuer stock repurchases and the corresponding reduction in the number of shares of Class A common stock outstanding, the percentage of securities beneficially owned by Mr. Dunlap increased from approximately 42.5% as reported in Amendment No. 1 to approximately 43.8%, and the percentage of securities beneficially owned by UFS increased from below 5% to approximately 5.1%.
Effective as of March 14, 2019, the estate of Stephen F. Butterfield transferred 778,089 shares of Class B common stock to the Butterfield Family Trust, an estate planning trust for Mr. Butterfield’s family and for which WRCM serves as investment adviser with respect to shares of the issuer’s stock held therein. In addition, also effective as of March 14, 2019, the Stephen F. Butterfield Revocable Living Trust transferred 135,332 shares of Class B common stock to the restated Stephen F. Butterfield Revocable Living Trust, for which restated trust WRCM serves as investment adviser with respect to shares of the issuer’s stock held therein. Such transfers were made for estate planning purposes. WRCM was selected by the Butterfield Family Trust and the restated Stephen F. Butterfield Revocable Living Trust to serve as investment adviser for such trusts due in part to the familiarity with WRCM as investment adviser for other Butterfield-related trusts, as indicated above.
On April 5, 2019, the estate of Stephen F. Butterfield transferred, effective as of March 14, 2019, its 50% of the outstanding capital stock of UFS, which holds 1,586,691 shares of Class B common stock, to the Butterfield Family Trust, for which trust WRCM serves as investment adviser with respect to shares of the issuer’s stock held therein, including shares of the issuer’s stock held by such trust indirectly through UFS. Such transfer was made for estate planning purposes. Mr. Dunlap is chairman, president, and treasurer of UFS and owns the remaining 50% of the outstanding capital stock of UFS, and Ms. Butterfield is the other director of UFS.
On September 5, 2019, Mr. Dunlap and his spouse contributed 1,100,000 shares and 500,000 shares, respectively, of Class B common stock to Dunlap Holdings, LLC, a family limited liability company which is controlled by Mr. Dunlap. On September 6, 2019, Mr. Dunlap and his spouse each contributed 100 shares of Class B common stock to the respective separate dynasty trusts established in 2019 by Mr. Dunlap and his spouse (each a “2019 Dynasty Trust” and collectively the “2019 Dynasty Trusts”). The initial beneficiaries of each 2019 Dynasty Trust are the three adult sons of Mr. Dunlap and his spouse. On September 6, 2019, Mr. Dunlap and his spouse made gifts of, in the aggregate, a 15.78% interest, subject to possible future adjustment based on the final valuation of the interest, in Dunlap Holdings, LLC to the 2019 Dynasty Trusts. Such transactions were conducted for tax and estate planning purposes.
As indicated in Item 2(c) above, Mr. Dunlap serves as the issuer’s Executive Chairman of the Board of Directors, and is also a significant shareholder of the issuer with substantial voting power and control with respect to the issuer, and as a result, in the ordinary course of business or otherwise, Mr. Dunlap regularly considers and explores potential actions and transactions that Mr. Dunlap believes may be advantageous to the issuer and intends to continue to discuss with the issuer, consider, encourage, and potentially approve such matters and take such actions as Mr. Dunlap considers to be in the best interests of the issuer, including to influence or make changes with respect to the issuer’s board of directors (including the composition, number, or terms of directors), management, business, charter or bylaws, and other general affairs, which matters and actions could potentially relate to or result in one or more of the transactions or changes enumerated in the penultimate sentence of this paragraph. As indicated above and in Item 5(d) below, (i) Mr. Dunlap is chairman, president, and treasurer and owns 50% of the outstanding capital stock of UFS, the Butterfield Family Trust owns the remaining 50% of the outstanding capital stock of UFS, and Ms. Butterfield is the other director of UFS; and (ii) Mr. Dunlap controls Dunlap Holdings, LLC, in which Mr. Dunlap’s spouse and the 2019 Dynasty Trusts hold minority interests. Other than as set forth herein (including the material filed as exhibits to this statement), or as publicly disclosed by the issuer, none of Mr. Dunlap, UFS, or Dunlap Holdings, LLC has any present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the issuer or any of its significant subsidiaries; (c) a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the issuer; (f) any other material change in the issuer’s business or corporate structure; (g) changes in the issuer’s charter or bylaws or other actions which may impede the acquisition of control of the issuer by any person; (h) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above. However, Mr. Dunlap, UFS, and Dunlap Holdings, LLC reserve the right to develop any such plans or proposals, and in doing so may take into consideration various factors, such as the issuer’s businesses and prospects, other developments concerning the issuer, and general economic, industry, and stock market conditions.

Item 5.	Interest in Securities of the Issuer.
Item 5 is amended and restated to read as follows:

(a)
As of the date hereof, (i) Mr. Dunlap may be deemed to beneficially own, for purposes of Section 13(d) of the Act, a total of 17,743,843 shares of Class A common stock (including a total of 11,113,615 shares of Class A common stock which may be obtained upon conversion of a total of 11,113,615 shares of Class B common stock which Mr. Dunlap may be deemed to beneficially own), which represents approximately 44.9% of the shares of Class A common stock outstanding, on an as-converted basis; (ii) UFS is deemed to beneficially own, for purposes of Section 13(d) of the Act, a total of 1,586,691 shares of Class A common stock which may be obtained upon conversion of the total of 1,586,691 shares of Class B common stock owned by UFS, which represents approximately 5.3% of the shares of Class A common stock outstanding, on an as-converted basis; and (iii) Dunlap Holdings, LLC is deemed to beneficially own, for purposes of Section 13(d) of the Act, a total of 1,600,000 shares of Class A common stock which may be obtained upon conversion of the total of 1,600,000 shares of Class B common stock owned by Dunlap Holdings, LLC, which represents approximately 5.3% of the shares of Class A common stock outstanding, on an as-converted basis. Such shares owned by UFS and Dunlap Holdings, LLC are also included in the shares which Mr. Dunlap may be deemed to beneficially own as reported herein.

(b)
Mr. Dunlap has sole voting and dispositive power with respect to 2,214,603 of the 17,743,843 shares of Class A common stock set forth in Item 5(a)(i) above, and may be deemed to have shared voting and dispositive power with respect to 15,529,240 of the 17,743,843 shares of Class A common stock set forth in Item 5(a)(i) above. For further information with respect to the shares as to which Mr. Dunlap has sole voting and dispositive power, see footnote (1) to Rows 7) and 9) on the cover page with respect to Mr. Dunlap above, which is incorporated by reference herein. For further information with respect to the shares as to which Mr. Dunlap may be deemed to have shared voting and dispositive power, see footnote (2) to Rows 8) and 10) on the cover page with respect to Mr. Dunlap above, which is incorporated by reference herein. UFS may be deemed to have shared voting and dispositive power with respect to the 1,586,691 shares of Class A common stock set forth in Item 5(a)(ii) above, and such shares are also included in the shares as to which Mr. Dunlap may be deemed to have shared voting and dispositive power as reported herein. For further information with respect to the shares as to which UFS may be deemed to have shared voting and dispositive power, see footnote (1) to Rows 8) and 10) on the cover page with respect to UFS above, which is incorporated by reference herein.

Dunlap Holdings, LLC may be deemed to have shared voting and dispositive power with respect to the 1,600,000 shares of Class A common stock set forth in Item 5(a)(iii) above, and such shares are also included in the shares as to which Mr. Dunlap may be deemed to have shared voting and dispositive power as reported herein. For further information with respect to the shares as to which Dunlap Holdings, LLC may be deemed to have shared voting and dispositive power, see footnote (1) to Rows 8) and 10) on the cover page with respect to Dunlap Holdings, LLC above, which is incorporated by reference herein.

With respect to persons with whom voting or dispositive power may be deemed to be shared as discussed in footnote (2) to Rows 8) and 10) on the cover page with respect to Mr. Dunlap above and as discussed in footnote (1) to Rows 8) and 10) on the cover page with respect to UFS above, (i) Shelby J. Butterfield has a business address of c/o Gallagher & Kennedy, 2575 East Camelback Road, Phoenix, Arizona 85016, has a present principal occupation of managing family assets and investments and serving as personal representative of the estate of Stephen F. Butterfield, and is a United States citizen; (ii) Union Bank is a state bank chartered under Nebraska law, and has a principal business and office address of 6801 South 27th Street, Lincoln, Nebraska 68512; (iii) WRCM is organized under Nebraska law, is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, and has a principal business and office address of 121 South 13th Street, Suite 100, Lincoln, Nebraska 68508; (iv) Angela L. Muhleisen has a business address of c/o Farmers & Merchants Investment Inc., 6801 South 27th Street, Lincoln, Nebraska 68512, has a present principal occupation of serving as Chairperson, President, and Chief Executive Officer of Union Bank, and is a United States citizen; and (v) Deborah Bartels has a business address of 121 South 13th Street, Suite 100, Lincoln, Nebraska 68508, has a present principal occupation of management of various agriculture-related business activities, and is a United States citizen. During the last five years, none of Ms. Butterfield, Union Bank, WRCM, Ms. Muhleisen, or Ms. Bartels has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c)
None of the reporting persons has engaged in any transactions in the class of securities reported on that were effected during the past 60 days or since the filing of Amendment No. 6 on April 15, 2019, whichever is less, other than with respect to the transactions described in the footnotes to Rows 7) through 10) on the cover page with respect to Mr. Dunlap above and the Explanatory Note above, which are incorporated by reference herein.

(d)
As discussed in the footnotes for Rows 7) through 10) on the cover pages for each of the reporting persons above, which are incorporated by reference herein, certain securities reported in this statement are held by or on behalf of persons other than the reporting persons, which other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities. Mr. Dunlap is chairman, president, and treasurer and owns 50% of the outstanding capital stock of UFS, the Butterfield Family Trust owns the remaining 50% of the outstanding capital stock of UFS, and Ms. Butterfield is the other director of UFS. Dunlap Holdings, LLC is a family limited liability company controlled by Mr. Dunlap, and in which Mr. Dunlap’s spouse and the 2019 Dynasty Trusts hold minority interests.

(e)	Not applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is amended and restated to read as follows:

Various relationships between the reporting persons and other persons with respect to securities of the issuer are described in the footnotes for Rows 7) through 10) on the cover pages with respect to each of the reporting persons above, which are incorporated by reference herein. In addition, Union Bank is controlled by F&M, which owns 81.4% of Union Bank’s common stock and 15.4% of Union Bank’s non-voting non-convertible preferred stock. Mr. Dunlap, along with his spouse and adult children, owns or controls a total of 33.0% of the stock of F&M, including a total of 48.6% of the outstanding voting common stock of F&M, and Ms. Muhleisen, along with her spouse and adult children, owns or controls a total of 31.7% of the stock of F&M, including a total of 47.5% of the outstanding voting common stock of F&M. Further, WRCM has entered into management agreements with Union Bank under which WRCM has been designated to serve as investment adviser with respect to the assets within several trusts established by Mr. Dunlap, Mr. Dunlap’s spouse, Mr. Butterfield, and Ms. Butterfield, and which hold securities of the issuer reported as beneficially owned by Mr. Dunlap herein, and for which Union Bank serves as trustee. Under the terms of those agreements, which are incorporated by reference as exhibits to this statement, Union Bank pays WRCM five basis points of the aggregate value of the assets of the trusts as of the last day of each calendar quarter.

Item 7.	Material to be Filed as Exhibits.
Item 7 is amended and restated to read as follows:

1.
Management Agreement dated effective as of January 20, 2012, by and between Union Bank and Trust Company and Whitetail Rock Capital Management, LLC (filed on February 28, 2012 as Exhibit 10.58 to the issuer’s Annual Report on Form 10-K for the year ended December 31, 2011 (SEC File No. 001-31924) and incorporated herein by reference).

2.	Power of Attorney granted by Michael S. Dunlap, dated January 24, 2018 (filed on February 12, 2018 as Exhibit 2 to this statement and incorporated herein by reference).

3.
Management Agreement dated effective as of October 27, 2015, by and between Union Bank and Trust Company and Whitetail Rock Capital Management, LLC (filed on February 25, 2016 as Exhibit 10.25 to the issuer’s Annual Report on Form 10-K for the year ended December 31, 2015 (SEC File No. 001-31924) and incorporated herein by reference).

4.
Management Agreement dated effective as of January 4, 2016, by and between Union Bank and Trust Company and Whitetail Rock Capital Management, LLC (filed on May 5, 2016 as Exhibit 10.1 to the issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2016 (SEC File No. 001-31924) and incorporated herein by reference).

5.
Management Agreement dated effective as of March 23, 2017, by and between Union Bank and Trust Company and Whitetail Rock Capital Management, LLC (filed on May 8, 2017 as Exhibit 10.1 to the issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2017 (SEC File No. 001-31924) and incorporated herein by reference).

6.	Power of Attorney granted by Union Financial Services, Inc., dated November 16, 2017 (filed on November 16, 2017 as Exhibit 6 to this statement and incorporated herein by reference).

7.
Joint Filing Agreement between Michael S. Dunlap and Union Financial Services, Inc. dated November 16, 2017 (filed on November 16, 2017 as Exhibit 7 to this statement and incorporated herein by reference).

8.
Amended Appendix A, dated May 8, 2019, to Management Agreement, dated effective as of March 23, 2017, by and between Union Bank and Trust Company and Whitetail Rock Capital Management, LLC (filed on May 8, 2019 as Exhibit 10.3 to the issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2019 (SEC File No. 001-31924) and incorporated herein by reference).

9.	Power of Attorney granted by Dunlap Holdings, LLC, dated September 13, 2019.

10.	Joint Filing Agreement among Michael S. Dunlap, Union Financial Services, Inc., and Dunlap Holdings, LLC dated September 13, 2019.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 13, 2019

Michael S. Dunlap

/s/ Audra Hoffschneider
Name: Audra Hoffschneider
Title: Attorney-in-Fact*

UNION FINANCIAL SERVICES, INC.

By: /s/ Audra Hoffschneider
Name: Audra Hoffschneider
Title: Attorney-in-Fact**

DUNLAP HOLDINGS, LLC

By: /s/ Audra Hoffschneider
Name: Audra Hoffschneider
Title: Attorney-in-Fact***

* Pursuant to the power of attorney granted by Michael S. Dunlap, dated January 24, 2018 and filed on February 12, 2018 as an exhibit to amendment no. 3 to this statement and incorporated herein by reference.

** Pursuant to the power of attorney granted by Union Financial Services, Inc., dated November 16, 2017 and filed on November 16, 2017 as an exhibit to amendment no. 2 to this statement and incorporated herein by reference.

*** Pursuant to the power of attorney granted by Dunlap Holdings, LLC dated September 13, 2019 and filed on September 13, 2019 as an exhibit to this amendment no. 7 to this statement and incorporated herein by reference.